
02020471

FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549



Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

PE

5 March 2002

BALTIMORE TECHNOLOGIES PLC
(Registrant's name)

Baltimore Technologies plc, 1310 Waterside, Arlington Business Park
Theale, Reading, Berkshire, England RG7 4SA
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or 40-F.

Form 20-F ___X___ Form 40-F ________

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3(b) under the Securities Act of 1934.

Yes ________ No ___X___

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with rule 12g3-2(b).

EXHIBIT INDEX



Company	Baltimore Technologies PLC
TIDM	BLM
Headline	APPOINTMENT OF CFO
Released	07:01 5 Mar 2002
RNS Number	3990S

Baltimore Technologies Appoints Phil Smith as Chief Financial Officer

London, UK – March 5, 2002 – Baltimore Technologies (London: BLM), today announced the appointment of Phil Smith as the Company's Chief Financial Officer and as a Director effective immediately.

Phil, aged 48 has since October 2001 been Interim CFO with Baltimore Technologies. Prior to this he headed up the finance function at Bookham Technology plc, a company listed on both the London Stock Exchange, and the Nasdaq National Market.

Phil is a qualified accountant and has previously held a number of senior financial positions including Group Finance Director at Flare Group plc (1999-2000) and Domino Printing Sciences plc, (1995-1998), which were both companies listed on the London Stock Exchange.

Commenting on today's appointment, Bijan Khezri, CEO of Baltimore Technologies said, "*The appointment of Phil as Chief Financial Officer of Baltimore Technologies is an important step in rebuilding the Company; his proven financial and corporate skills make him an exceptional choice as CFO. Phil already enjoys the trust and support of our senior management and he has already made a major contribution to the company's controls and processes. His experience will be invaluable as we go forward.*"

Phil Smith, Chief Financial Officer of Baltimore Technologies commented, "*I am delighted to be joining the Company at this exciting time. Having worked closely over the past 5 months in the Company I can see a tremendous opportunity for Baltimore Technologies going forward and I look forward to taking an active part in ensuring that Baltimore achieves its full potential.*"

Notes to Editors:

Biography of Phil Smith

Phil Smith has many years' experience as a Finance Director. At BOOKHAM TECHNOLOGY PLC, an Optoelectronics technology company listed on London and Nasdaq exchanges with 700 Employees in Europe, North America and Japan he was Vice President Financial Operations.

From 1999 to 2000 he was Group Finance Director at FLARE GROUP PLC, a Ceramics industry supplier listed on the

London Stock Exchange with a turnover of £40m and 500 employees. The company required turnaround and restructuring following a market downturn resulting from the economic problems in the Far East and the strength of sterling. In 1998 he left DOMINO PRINTING SCIENCES PLC having joined in 1995 as Group Finance Director. Domino is a company, which develops, manufactures and markets a range of industrial coding and marking equipment for industry and had a turnover £130m with 1,300 employees and floated on the London Stock Exchange in 1985.

From 1988 to 1995 Phil held various positions at Lucas Industries ending up at LUCAS ELECTRONICS as Director, Finance and Administration. This Company consolidated the electronics design and manufacturing elements of Lucas Industries' Aerospace and Automotive Divisions. Located on ten sites in England, Northern Ireland and Malaysia it had a turnover £150m with 2000 employees.

Phil is married with 3 children and holds a BSc (Hons) (Physics) from Manchester University, and is a Fellow of the Institute of Cost and Management Accountants.

There is no information in 6F.2(b) to (g) of the Listing Rules of the UK Listing Authority that is required to be disclosed in relation to Mr Smith.

About Baltimore Technologies

Baltimore Technologies' products, services and solutions solve the fundamental security and trust needs of e-business. Baltimore's e-security technology gives companies the necessary tools to verify the identity of who they are doing business with and securely manage which resources and information users can access on open networks. Many of the world's leading organisations use Baltimore's e-security technology to conduct business more efficiently and cost effectively over the Internet and wireless networks. Baltimore also offers worldwide support for its authorisation management and public key-based authentication systems.

Baltimore's products and services are sold directly and through its worldwide partner network, Baltimore TrustedWorld. Baltimore Technologies is a public company, principally trading on London (BLM). For more information on Baltimore Technologies please visit http://www.baltimore.com

For further information:
Sarah Marsland / Sarah Manners
Financial Dynamics
Tel: +44 207 831 3113

###

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SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

BALTIMORE TECHNOLOGIES PLC

By: ______________________
Name: Simon Enoch
Title: Secretary and General Legal Counsel

Date: 5/3/ 2002

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